UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KORNIT DIGITAL LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

M6372Q113

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-l(b)

☐   Rule 13d-l(c)

☒   Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No.	M6372Q113

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND II (Israel), LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*
6. Shared Voting Power 0*
7. Sole Dispositive Power 0*
8. Shared Dispositive Power 0*

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) PN
* This Amendment No. 2 to Schedule 13G is filed jointly by Fortissimo Capital Fund II (GP), L.P., Fortissimo Capital Fund II (Israel) and Fortissimo Capital 2 Management (GP) Ltd. (together, the “Fortissimo Entities”) acting as a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 to the Schedule 13G filed by the Fortissimo Entities on February 18, 2016 and incorporated herein by reference (the “Joint Filing Agreement”).

Page 2 of 8 pages

CUSIP No.	M6372Q113

1. Names of Reporting Persons. FORTISSIMO CAPITAL FUND II (GP), LP

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*
6. Shared Voting Power 0*
7. Sole Dispositive Power 0*
8. Shared Dispositive Power 0*

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).*
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) PN
* This Amendment No. 2 to Schedule 13G is filed jointly by the Fortissimo Entities acting as a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to the Joint Filing Agreement.

Page 3 of 8 pages

CUSIP No.	M6372Q113

1. Names of Reporting Persons. FORTISSIMO CAPITAL 2 MANAGEMENT (GP) LTD

2. Check the Appropriate Box if a Member of a Group (See Instructions)
☒ (a)
☐ (b)
3. SEC Use Only
4. Citizenship or Place of Organization Israel

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 0*
6. Shared Voting Power 0*
7. Sole Dispositive Power 0*
8. Shared Dispositive Power 0 *

9. Aggregate Amount Beneficially Owned by Each Reporting Person 0*
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). *
11. Percent of Class Represented by Amount in Row (9) 0%
12. Type of Reporting Person (See Instructions) PN
* This Amendment No. 2 to Schedule 13G is filed jointly by the Fortissimo Entities acting as a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to the Joint Filing Agreement among the Fortissimo Entities filed as Exhibit 1 hereto.

Page 4 of 8 pages

Item 1.

(a)	The name of the Issuer is Kornit Digital Ltd.

(b)	The address of the Issuer’s principal executive offices is: 12 Ha’Amal Street, Rosh Ha’Ayin 4809246, Israel.

Item 2.

(a)	and (d) This Amendment No. 2 to Schedule 13G is being filed by Fortissimo Capital Fund II (Israel), L.P. (“FF II”); Fortissimo Capital Fund II (GP), L.P. (“FF II GP”) and Fortissimo Capital 2 Management (GP) Ltd. (FF II MGMT”), FF II, FF II GP and FF II MGMT are collectively referred to herein as the “Reporting Persons”), with respect to beneficial ownership of the Ordinary Shares of the Issuer.

(b)	and (c) FF II is a limited partnership organized and existing under the laws of the Cayman Islands and whose business address is 14 Hamelacha Street, Park Afek, Rosh Ha’ayin Israel 48091. FF II is the record holder of the Ordinary Shares of the Issuer. FF II GP is a limited partnership organized and existing under the laws of the State of Israel and whose principal business is to act as the sole general partner of FF II. Its business address is 14 Hamelacha Street, Park Afek, Rosh Ha’ayin Israel 48091. The general partner of FFII GP is FFF II MGMT, an Israel company whose business address is 14 Hamelacha Street, Park Afek, Rosh Ha’ayin Israel 48091. FFII MGMT’s principal business is to act as the sole general partner of FF II GP. The sole shareholder and director of FF II MGMT is Yuval Cohen (the “Control Person”). The Control Person’s business address is 14 Hamelacha Street, Park Afek, Rosh Haayin Israel 48091 and his principal business activity is managing the investments of each of the Reporting Persons.

(e)	The CUSIP number of the Issuer’s Ordinary Shares is M 6372Q113

Item 3. Not applicable

Page 5 of 8 pages

Item 4. Ownership

Name of Fund	Number of Shares		Percentage Holdings*
Fortissimo Capital Fund II (Israel) L.P.	0	**	0%

Fortissimo Capital Fund II (GP), L.P.	0	**	0%

Fortissimo Capital 2 Management (GP) Ltd.	0	**	0%

Page 6 of 8 pages

* This Amendment No. 2 to Schedule 13G is filed jointly by the Fortissimo Entities acting as a “group” within the meaning of Rule 13d-5(b)(1) under the Exchange Act, pursuant to the Joint Filing Agreement.

**FF II is the registered owner of the Ordinary Shares of the Issuer.

FFC GP, in its capacity of being the sole general partner of FF II, controls and manages FF II. Accordingly, FF II GP is the beneficial owner of the Ordinary Shares held by FF II. FF II GP, in its capacity as the general partner of FF II, has the voting and dispositive power over the Ordinary Shares held by FF II. FF II GP may be deemed to be the indirect beneficial owner of the Ordinary Shares held by FF II.

FF II MGMT, in its capacity as being the sole general partner of FF II GP, controls and manages FF II GP. FF II MGMT, in its capacity as the general partner of FF II GP, has the voting and dispositive power over the Ordinary Shares beneficially owned by FF II GP. Accordingly, FF II MGMT may be deemed to be the indirect beneficial owner of the Ordinary Shares deemed to be indirectly and beneficially owned by FF II GP.

Item 5.	Ownership of Five Percent or Less of a Class

X YES

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

See the Joint Filing Agreement attached as Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 18, 2016, which is incorporated herein by reference.

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

Page 7 of 8 pages

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (filed as Exhibit 1 to the Schedule 13G filed by the Reporting Persons on February 18, 2016).

 .

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 14, 2019

Fortissimo Capital Fund II (Israel) L.P.

By its General Partner

Fortissimo Capital Fund II (GP), L.P.

By its General Partner

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Fortissimo Capital Fund II (GP), L.P.

By its General Partner:

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Fortissimo Capital 2 Management (GP) Ltd.

/s/ Yuval Cohen
Yuval Cohen, Director

Page 8 of 8 pages